UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response......14.5
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PACWEST BANCORP

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

695263103

(CUSIP Number)

John P. Sullivan

CapGen Capital Group II LP

280 Park Avenue

40th Floor West, Suite 401

New York, New York 10017

(212) 542-6868

Copy to:

Gary I. Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 695263103

1.	Names of Reporting Persons. CapGen Capital Group II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,846,153

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,846,153

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,846,153

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%*

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing is based on 28,158,127 shares of Common Stock (as defined herein) outstanding as of November 3, 2008.

CUSIP No. 695263103

1.	Names of Reporting Persons. CapGen Capital Group II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,846,153

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,846,153

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,846,153

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%*

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing is based on 28,158,127 shares of Common Stock (as defined herein) outstanding as of November 3, 2008.

CUSIP No. 695263103

1.	Names of Reporting Persons. Eugene A. Ludwig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,846,153

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,846,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,846,153

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%*

14.	Type of Reporting Person (See Instructions) IN

* The calculation of the foregoing is based on 28,158,127 shares of Common Stock (as defined herein) outstanding as of November 3, 2008.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of PacWest Bancorp, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 401 West A Street, San Diego, CA 92101.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) CapGen Capital Group II LP, a Delaware limited partnership (“CapGen LP”), (ii) CapGen Capital Group II LLC, a Delaware limited liability company (“CapGen LLC”) and (iii) Mr. Eugene A. Ludwig.  The business address of each of the Reporting Persons is 280 Park Avenue 40th Floor West, Suite 401, New York, New York 10017. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.

The principal business of CapGen LP is to invest in companies.

The principal business of CapGen LLC is to serve as the general partner of CapGen LP and to manage its investments.

The managing member of CapGen LLC is Mr. Ludwig. The present principal occupation of Mr. Ludwig is serving as a manager of CapGen LLC and various affiliated entities, and as a member of the management committees and investment committees of CapGen LLC and other affiliated entities and as Chief Executive Officer of Promontory Financial Group, LLC (“Promontory”) and Chairman and Chief Executive Officer of Promontory Interfinancial Network, LLC, among other related companies.  The principal business of Promontory is consulting related activities for global financial services companies.  The business address of Promontory is 1201 Pennsylvania Avenue, NW, Suite 617, Washington D.C. 20004.

Mr. John Rose and Mr. Robert Goldstein, along with Mr. Ludwig, are the principal members of CapGen LLC (the “Principal Members”). The investment committee of CapGen LLC is comprised of Mr. John Sullivan, Mr. Alfred Moses and Mr. Edward Mathias (the “Investment Committee Members”) along with the Principal Members.  The business address of Messrs. Rose, Goldstein, Ludwig and Sullivan is 280 Park Avenue 40th Floor West, Suite 401, New York, New York 10017.  Messrs. Ludwig, Rose, Goldstein, Sullivan, Moses and Mathias are United States citizens.  The present principal occupation of Messrs. Rose and Goldstein is serving as members of the management committees and investment committees of CapGen LLC and other affiliated entities.  The present principal occupation of Mr. Sullivan is serving as a member of the investment committees of CapGen LLC and other affiliated entities.  The present principal occupation of Mr. Moses is serving as Senior Partner and Chief Operating Officer of Promontory.  The business address of Mr. Moses is 1201 Pennsylvania Avenue, NW, Suite 617, Washington D.C. 20004. The present principal occupation of Mr. Mathias is serving as Managing Director and Partner of The Carlyle Group.  The principal business of The Carlyle Group is investments in securities.  The business address of The Carlyle Group is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

CapGen LLC is the general partner of CapGen LP.  CapGen LLC is controlled by a management committee and an investment committee.  The members of the management committee are the Principal Members.  All decisions with respect to the voting or disposition of the shares of Common Stock, are made by the investment committee.  The investment committee is comprised of the Principal Members and the Investment Committee Members, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein.  All investment committee actions are effected with the consent of Mr. Ludwig, one additional Principal Member and a majority in interest of the Investment Committee Members.

None of the Reporting Persons, nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate funds used in connection with the purchase of 3,846,153 shares (the “Shares”) of Common Stock were $99,999,978 (the “Purchase Price”).  The Purchase Price was funded with cash provided to CapGen LP by the limited partners of CapGen LP in exchange for limited partnership interests in CapGen LP.

Item 4.	Purpose of Transaction

On August 29, 2008, CapGen LP and the Issuer entered into a Stock Purchase Agreement, a copy of which is incorporated as Exhibit 2 to this Schedule 13D (the “Purchase Agreement”), pursuant to which on January 14, 2009 CapGen LP purchased from the Issuer 3,846,153 shares of Common Stock (the “Investment”) for investment purposes.  The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.  CapGen LP and CapGen LLC previously obtained the approval of the Board of Governors of the Federal Reserve System (the “Fed”) and the California Department of Financial Institutions (the “DFI”) to acquire control of the Issuer and its bank subsidiary and, as a result, to become bank holding companies, pursuant to the Bank Holding Company Act of 1956, as amended and Regulation Y promulgated thereunder, and Section 701 et seq. of the California Financial Code, respectively.  CapGen LP and CapGen LLC expect that they would need further approvals from the Fed and the DFI prior to acquiring additional shares of Common Stock of the Issuer.

Subject to the limitations imposed by the Purchase Agreement, the Reporting Persons may seek to dispose of their shares of Common Stock (including, without limitation, distributing some or all of the shares of Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations.  To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Purchase Agreement, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Pursuant to the terms of the Purchase Agreement, the Issuer has appointed Mr. John Rose to its board of directors and to the executive committee of its board of directors as CapGen LP’s representative.  CapGen LP will be entitled to have Mr. Rose (the “Board Representative”) included in the slate of director nominees recommended by the board of directors to be voted on by the stockholders of the Issuer at the 2009 annual meeting of stockholders (the “2009 Meeting”) and to re-appoint the Board Representative to the executive committee as long as, through the date of the 2009 Meeting, CapGen LP owns at least 10% of the outstanding shares of Common Stock and the Board Representative remains “independent” (as such term is defined in the listing standards of the Nasdaq Stock Market).

The foregoing reference to and description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is incorporated by reference to this Item 4.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interests in Securities of the Issuer
The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference. (a) and (b).

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
CapGen Capital Group II LP	3,846,153	12.0%	3,846,153	0	3,846,153	0
CapGen Capital Group II LLC	3,846,153	12.0%	3,846,153	0	3,846,153	0
Eugene A. Ludwig	3,846,153	12.0%	0	3,846,153	0	3,846,153

Additionally, Mr. Rose directly holds 18,595 shares of Common Stock.

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

On August 29, 2008, CapGen LP entered into the Purchase Agreement with the Issuer, pursuant to which CapGen LP acquired the Shares in exchange for the Purchase Price.

The Purchase Agreement includes, among other provisions, the following terms:

Representations and Warranties. Customary representations and warranties were made by the Issuer to CapGen LP relating to the Issuer, its business and the issuance of the Shares.

Board Representation.  Pursuant to the terms of the Purchase Agreement, the Issuer has appointed the Board Representative to its board of directors and to the executive committee of its board of directors as CapGen LP’s representative.  CapGen LP will be entitled to have the Board Representative included in the slate of director nominees recommended by the board of directors to be voted on by the stockholders of the Issuer at the 2009 Meeting and to re-appoint the Board Representative to the executive committee, as long as, through the date of the 2009 Meeting, CapGen LP owns at least 10% of the outstanding shares of Common Stock and the Board Representative remains “independent” (as such term is defined in the listing standards of the Nasdaq Stock Market).

Transfer Restrictions.  CapGen LP has agreed not to transfer or sell any of the Shares, except when such transfer or sale, along with certain other transfers or sales, represents more than 4.9% of the outstanding shares of Common Stock immediately prior to such transfer. CapGen LP is, however, permitted to transfer or sell the Shares at any time (i) to an affiliate with the consent of the board of directors of the Issuer and as long as the transferee makes certain representations and warranties to the Issuer, or (ii) pursuant to a merger, tender offer or exchange offer or other business combination or similar transaction or change of control involving the Issuer as long as the transaction has been approved by the board of directors of the Issuer.

Registration Rights. The Issuer has granted CapGen LP certain registration rights, including “shelf” registration rights with respect to the Shares purchased by CapGen LP under the Purchase Agreement.

Preemptive Rights. Subject to certain exceptions, at any time the Issuer makes a public or private offering, solely for cash, of Common Stock and any securities convertible into or exercisable or exchangeable for Common Stock, subject to customary exceptions, including but not limited to, Common Stock issued in acquisitions, to employees, and as dividends, CapGen LP will have a preemptive right to acquire from the Issuer for the same price and on the same terms such securities as are offered in the aggregate up to the amount that is required to enable CapGen LP to maintain its then-current percentage ownership of the total number of shares of Common Stock then outstanding.

The foregoing references to and description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1                 Joint Filing Agreement, dated January 22, 2009, by and among CapGen Capital Group II LP, CapGen Capital Group II LLC and Eugene A. Ludwig.

Exhibit 2                 Stock Purchase Agreement, dated as of August 29, 2008, between PacWest Bancorp and CapGen Capital Group II LP (incorporated by reference to Exhibit 10.1 to PacWest Bancorp’s Current Report on Form 8-K filed September 4, 2008).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:             January 22, 2009

CAPGEN CAPITAL GROUP II LP

By:	CAPGEN CAPITAL GROUP II LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP II LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 1	Joint Filing Agreement, dated January 22, 2009, by and among CapGen Capital Group II LP, CapGen Capital Group II LLC and Eugene A. Ludwig.

Exhibit 2

Stock Purchase Agreement, dated as of August 29, 2008, between PacWest Bancorp and CapGen Capital Group II LP (incorporated by reference to Exhibit 10.1 to PacWest Bancorp’s Current Report on Form 8-K filed September 4, 2008).